                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12 (B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                               NorStar Group, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

Incorporated in the State of Utah                          59-1643698
---------------------------------                      -------------------
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization                        Identification No.)

6365 NW 6th Way, Suite 160, Ft. Lauderdale, Fl.              33309
-----------------------------------------------           -----------
   (Address of Principal executive offices)                (Zip Code)


                    Issuer's Telephone number: (954)-772-0240
                                               --------------

Securities to be registered under section 12(b) of the Act:

      TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------           -----------------------------------------
               None                                   N/A


Securities to be registered under section 12 (g) of the Act:

   TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
   -------------------                -----------------------------------------
   Common Shares; and

   Cumulative Preferred shares
   Class A Shares and
   Class B Shares

NORSTAR GROUP, INC.                 FORM 10-SB

                               NorStar Group, Inc.

                                TABLE OF CONTENTS


Item 1:  Description of Business..................................................................................4
         (a)  Business Development................................................................................4
         (b)      Business of the Company.........................................................................4
                  i) Membership...................................................................................4
                  (ii) Providers..................................................................................5
                  (iii) Market Overview...........................................................................5
                  (iv) Summary of Product Research and Development................................................5
         (c)  Reports to Security Holders.........................................................................6

Item 2.  Management's Discussion and Analysis or Plan of Operation................................................6
         Results of Operations:...................................................................................7
         Liquidity and Capital Resources..........................................................................8

Item 3.  Description of Property.................................................................................12
         Item 102 (a) 1.  Small Business Issuer engaged in significant mining operations:........................12

Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................13

Item 5.  Directors, Executive Officers, Promoters and Control Persons............................................14

Item 6.  Executive Compensation..................................................................................15

Item 7.  Certain Relationships and Related Transactions..........................................................15
         (a)      Transactions With Management and Others: None..................................................15
         (b)      Certain Business Relationships: None...........................................................15

Part II  ........................................................................................................16

Item 8.  Legal Proceedings.......................................................................................16

Item 9.  Market for Common Equity and Related Stockholder matters................................................16

Item 10. Recent Sales of Unregistered Securities.................................................................17

Item 11. Description of Securities...............................................................................17

Item 12. Indemnification of Directors and Officers...............................................................18

Part F/S ........................................................................................................19

Item 13. Financial Statements....................................................................................19

Item 14. Changes In and Disagreement with Accountants on Accounting and Financial
         Disclosure..............................................................................................19

Part III ........................................................................................................20

Item 15. Financial Statements And Exhibits.......................................................................20

Other Exhibits ..................................................................................................21

Signatures.......................................................................................................22

NORSTAR GROUP, INC.                 FORM 10-SB

                                     PART I

Item 1:  Description of Business


         (a)  Business Development

                  NorStar Group, Inc., a Utah Corporation ("NorStar" or the "Company") was originally formed in March 1961 as Florist Accounting Service, Inc. The Company changed its name in 1971 to Luxor Group N.A., Inc. and in 1992 to NorStar Group, Inc. NorStar has not been the subject of any bankruptcy, receivership or similar proceeding. There has been no material reclassification, merger, consolidation, or sale of a significant amount of assets not in the ordinary course of the Company's business. NorStar has made a number of acquisitions over the last few years of businesses and investment opportunities. In January, 1998, NorStar entered into an agreement to acquire in their entirety, the Institute of Metabolic Medicine, Metabolic Treatment Center, Inc., JBA Medical Management, Inc., and Medical Providers of South West Florida, Inc. In April, 1992, NorStar also acquired 680 acres (17 gold mining claims) in Nevada. In March of 1999 NorStar abandoned the medical venture to concentrate on its Internet on-line business. NorStar is seeking a joint venture partner to work its mining claims.

         (b) Business of the Company: The business of NorStar is to create an Internet online-community of "One Stop Shopping" for products, entertainment, education and business services from a network of providers. NorStar's portal will provide the subscriber/member with access to several web browsers, a directory of thousands of stores, an Internet shopping mall, three dimensional virtual reality chat rooms, telephone chat, forums, game rooms, a virtual reality dating service, virtual reality business conference rooms using virtual reality chat room technology, speciality advertising rooms with virtual reality activities, and global e-mail service which can be accessed through the web anywhere in the world.

                  (i) Membership:

                  NorStar intends to offer membership to the 100 million consumers who currently have, or who will have some form of access to the Internet. Consumers subscribing to NorStar's network will be offered discounts for products and services through the Company's provider network. NorStar's strategy is to address the trend toward rising out of pocket costs by bringing together a provider network that offers quality products and services at reduced prices. The Company believes that by having access to an extensive multi-service provider network in a region its members will be able to receive quality services and products at less than market prices. As a result, NorStar believes that it can establish a market niche where the discounts obtained by the membership will far outweigh the cost of membership to join the NorStar network. The cost for annual family membership is $120.00. NorStar discounts are designed not to be related in any way to the dollar amount of purchases, volume of buying or products so members will not be subject to any minimum requirements or other restrictions. The member is simply being provided these programs based on the willingness of service and products providers to offer their services and products to customers of the Company at a discount.



                  (ii) Providers:

                  The foundation of the Company's business will be the development and maintenance of a network of providers comprised of manufacturers, wholesalers, retailers and service providers. NorStar intends that providers who participate in the NorStar network will receive some of the following benefits, including but not limited to: elimination of paper order form preparation and supporting documentation, reduction of bad debt, new customers with no additional advertising expense, and more efficient utilization of personnel and equipment. The national and regional marketing planned by the Company should give providers an increased level of exposure. The Company will also contract with reliable suppliers who offer computer network accessible products and services. It is the Company's objective to establish a national network of providers within 3 years through direct contracts, affiliations with national organizations and other regional networks. NorStar anticipates having an appropriate number of providers under contract and available on the net in the near future. The distribution method of these products and services to holders of membership will be via the Internet. No assurances can be given that the Company will be successful in establishing a national network. The failure to establish a national network would have a material adverse effect on the Company's business, financial condition and results of operations.

                  (iii) Market Overview:

                  The market for discount products and services via the Internet is in its infancy. The level of demand and acceptance of discount products and services programs is dependent upon a number of factors, including growth of consumer access to the Internet, the Company's ability to develop and maintain distribution channels to sell memberships to consumers, acceptance of discounted products and services and the willingness of service and product providers to offer their services and products to customers at a discount. The Company believes that competition will intensify and increase in the future. NorStar views its primary direct competitors as AOL, Compuserve, Prodigy, Yahoo, and GeoCities.

                  (iv) Summary of Product Research and Development:

                  NorStar's publicly announced new product and service includes the Cybervisor which is still in the research and development stage. NorStar filed a Trademark Application for The "Cybervisor" a head mounted display unit with related hardware and software INT. Class:009 The mark consists of text letters (the Cybervisor) Serial number 75/710459. NorStar announced that its Cybervisor (Trademark) IPD (Interactive Personal Display) unit will be offered in the marketplace for home, business and school use. NorStar plans to introduce three IPD models: The Cybervisor (Trademark), The Super Cybervisor (Trademark), and the Cybervisor Jr. (Trademark). In addition, NorStar has completed development of a new Web based community

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                  called "VeeAreCity.Com". VeeAreCity.Com, Inc., a Delaware
                  corporation and wholly-owned subsidiary of the Company ("VeeAreCity") owns and will operate the Web site. The physical tooling developed for the VeeAreCity Head Mounted Display ("HMD") appearance will be owned by VeeAreCity. The tooling for the HMD will be located at Interactive Imaging Systems ("IIS"), the manufacturer. As a significant portion of this HMD design is based on proprietary IIS technology, IIS will retain the rights, title and ownership to this technology. In the event IIS is unable or unwilling to manufacture the HMD, VeeAreCity will be granted certain rights to have the product manufactured by a mutually agreed upon third party, at the anticipated volume levels of 100,000 units/year. IIS estimates that it will be able to manufacture the HMD for VeeAreCity at a per unit cost of approximately $200. This price is subject to change up or down based on the final product specifications. NorStar also plans to begin construction of its "Cybernizer" a web pager. In addition, the Cybernizer will be a Internet navigation tool that will include such features as voice chat and instant access to all major search engines. The estimated cost for the development of this project is between $900,000 and $1.1 million. The source for funding the research and development of this project will come from additional equity and/or debt financing. No assurance can be given that the Company will raise the necessary capital to complete this project, or if completed that it will be accepted in the marketplace.

                  NorStar has spent approximately $20,000 during the last two fiscal years on research and development activities.

                  NorStar employs seven full time employees, five of whom serve as Officers and Directors of NorStar and two clerical personnel.

   (c)   Reports to Security Holders

                  NorStar is not required to deliver annual reports containing audited financial statements to shareholders nor is it required to file reports with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the Exchange Act"). Consequently, no information with respect to the Company is on file with the Commission or otherwise is a matter of public record.

                  The public may nevertheless, read and copy any materials that NorStar files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the Company's operation at the Public Reference Room by calling the SEC at 1-800-SEC-0330. Upon becoming a reporting company, NorStar will file reports with the SEC. It also intends to maintain an Internet site containing annual and quarterly reports, proxy and information statements.


Item 2.  Management's Discussion and Analysis or Plan of Operation

         The following discussion regarding NorStar and its business and operations contains "forward-looking statements" within the meaning of Private Securities Litigation Reform Act 1995. Such statements consists of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof of other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. NorStar does not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by management of NorStar over time means that actual events are bearing out as estimated in such forward looking statements.

Results of Operations:

         Year ended December 31, 1998 as compared to Year Ended December 31,
         1997

         During the years ending December 31, 1998 and 1997, the Company was in the process of developing its Internet on-line community. The Company is continuing such development activities. In addition, the Company attempted to enter the medical field via its acquisition of JBA Medical Management, Inc. (JBA Medical") effective January 1, 1998. JBA Medical operated a medical clinic in Ft. Myers, Florida which uses Metabolic Medicine and planned to open similar clinics in various other locations in the State of Florida. However, the Company's board of directors, prior to December 31, 1998, decided to abandon this endeavor. Therefore, the Company had no revenues from continuing operations for the years ended December 31, 1998 and 1997.

         During the year ended December 31, 1998, the Company's operating expenses increased by approximately $109,000 to approximately $441,000 from approximately $332,000 for the year ended December 31, 1997. The primary cause of the increase was the issuance of 1,222,288 shares of common stock for professional and other services and employee compensation as compared to only 100,000 shares of common stock being issued for such services in the previous year. These shares of common stock were valued at fair value on the date of issuance and impacted the Company's operations by non-cash charges of approximately $329,000 and $100,000 for the years ended December 31, 1998 and 1997, respectively. This increase was offset somewhat by an overall reduction in fees paid to professionals and consultants in cash during the year ended December 31, 1998 as compared to the year ended December 31, 1997.

         Further, during the year ended December 31, 1998, the Company recognized a loss from its discontinued medical venture totaling approximately $549,000 of which approximately $202,000 came from the operations of the venture and approximately $347,000 resulted from the Company recognizing a loss on its investment.

         As a result of the above, the Company incurred a loss of approximately $990,000 for the year ended December 31, 1998, of which approximately $441,000 was from continuing operations as compared to a net loss, all from continuing operations, of approximately $332,000 for the year ended December 31, 1997.

         Nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998.

         During the nine months ended September 30, 1999 and 1998, the Company continued developing

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


         its Internet on-line community. In addition, the Company's board of directors decided, prior to December 31, 1998 to abandon the Company's venture into the medical field. Therefore, the Company had no revenues from continuing operations for the nine months ended September 30, 1999 and 1998.

         During the nine months ended September 30, 1999, the Company's operating expenses increased by approximately $1,761,000 to approximately $2,144,000 from approximately $383,000 for the nine months ended September 30, 1998. The primary cause of the increase was the issuance of 6,701,500 shares of common stock for professional and other services and employee compensation as compared to only 1,172,288 shares of common stock being issued for such services in the nine months ended September 30, 1998. These shares of common stock were valued at fair market value on the date of issuance and impacted the Company's operations by non-cash charges of approximately $2,079,000 and $275,000 for the nine months ended September 30, 1999 and 1998, respectively. The balance of the Company's operating expenses were fairly constant between the two periods.

         In addition, the Company recognized a loss from its discontinued medical venture during the nine months ended September 30, 1998 of approximately $547,000 of which approximately $200,000 came from the operation of the venture and approximately $347,000 resulted from the Company recognizing a loss on its investment.

         As a result of the above, the Company incurred a loss of approximately $2,144,000 for the nine months ended September 30, 1999, all from continuing operations, as compared to approximately $930,000 for the nine months ended September 30, 1998, of which approximately $383,000 was from continuing operations.

(a)      Liquidity and Capital Resources

         As of September 30, 1999, NorStar had working capital of approximately $230,000.

         Except as described in Item 1 (b) (iv), NorStar believes that its available cash resources, combined with the net proceeds from their recent Offering, will be sufficient to meet NorStar's presently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, NorStar may need to raise significant additional funds within the next 12 months in order to support its growth, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities.

         The Company believes the following trends, events and uncertainties could have a material impact on their short-term and/or long-term liquidity. The market for Internet discount services and product programs is relatively new and is evolving rapidly. NorStar's future growth is dependent upon its ability to create, develop and distribute programs that are accepted by its clients as an integral part of their business model for communicating with their targeted audiences. Demand and market acceptance of discount products and service programs is dependent upon a number of factors, including the growth in consumer access to and acceptance of these programs, the willingness of service and product providers to offer their services and products to customers of NorStar at a discount, NorStar's ability to develop and maintain distribution channels to sell memberships to consumers. The failure of providers or consumers to participate in NorStar's programs or substantial increases in the adequacy or availability of other programs could have a material and adverse impact on NorStar's business, operating results and financial condition. In addition, NorStar does not have long term contracts and needs to establish relationships with new vendors. As a result, providers of discounted services or products to NorStar's members may unilaterally reduce the scope of, or terminate their relationships with NorStar. The termination of NorStar's business relationship or a material reduction in the availability of services or products from any of NorStar's significant providers or networks thereof or NorStar's failure to develop significant new provider relationships would materially and adversely affect its business, operating results and financial condition.

         During the years ended December 31, 1998 and 1997, the company sold 57,125 and 184,295 shares of common stock and received net proceeds of approximately $143,000 and $325,000 respectively. During the years ended December 31, 1998 and 1997, the Company was able to satisfy certain obligations to professionals, consultants and employees by the issuance of shares of common stock for services performed. The Company issued 1,222,288 and 100,000 shares of common stock for such services having a fair value of approximately $329,000 and $100,000 for the years ended December 31, 1998 and 1997, respectively.

         During the nine months ended September 30, 1999, the Company issued an additional 6,701,500 shares of common stock having a fair value of approximately $2,079,000 to professionals, consultants and employees for services rendered on behalf of the Company. In addition, the Company sold 4,427,500 shares of Common Stock and received net proceeds of approximately $550,000 during the nine months ended September 30, 1999.

         NorStar believes that within the market niche it seeks to develop, the following known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on their net sales or revenues or income from their continuing operations will include the following: (i) The market for discounted products and services is characterized by rapid changes in participating companies, consumers and service provider requirements and preferences, new service and product introductions and evolving industry standards that could render NorStar's existing service practices and methodologies obsolete; (ii) NorStar's success will depend, in large part, on its ability to improve its existing services, develop new services and solutions that address the increasingly sophisticated and varied needs of NorStar's clients, and respond to technological advances, emerging industry standards and practices, and competitive service offerings; and (iii) NorStar may not be successful in responding quickly, cost-effectively and sufficiently to these developments. If NorStar is unable, for technical, financial or other reasons, to adapt in a timely manner in response to changing market conditions or these requirements, its business, results of operations and financial condition would be materially adversely affected. There are no significant elements of income or loss that will arise from NorStar's continuing operations. Likewise, there are no seasonal aspects to NorStar's business that will have a material effect on NorStar's financial condition or results of operation.

Year 2000 Plan

         I.  Introduction

                  NorStar is aware of the concerns the Year 2000 presents to computer systems worldwide. The Company recognizes the worlds ever increasing reliance on computers and computer technology to provide services and data to a need-it-now user population. To that end, NorStar in their analysis of the Y2K issue, implemented tests on all of their mission critical hardware and software as well as requiring Y2K disclosure statements from any vendor they do business with.

                  NorStar engaged the services of an outside consultant who conducted the Year 2000 assessment and compliance review for the Company.

         II. Evaluation

                  Internal and external tests have been performed to ensure that NorStar's systems will function on January 1, 2000 and beyond. Because most of NorStar's computer systems have been upgraded or replaced in the last 4 years, the effect of non-compliant hardware and software is determined to be minimal.

                                          Year 2000 Compliance Inventory


         Item/Service               Manufacturer                Method          Service             Mission Critical
         ------------               ------------                ------          -------             ----------------
Connectivity
============
         Primary Network            Primary Network            statement        ISP                 Mission Critical
                                    Communications
         AOL                        America On-Line            statement        ISP                 Mission Critical
         BellSouth.Com              BellSouth                  statement        ISP                 Mission Critical
         Phone System               ProStar                    statement        Phone               Mission Critical
         Local Telephone
         Service                    BellSouth                  statement        Phone               Mission Critical

PC Software
===========
         Windows 98SP-1             Microsoft                  statement        Operating System
         Word 97                    Microsoft                  statement        WP Software

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
PC Hardware
===========
         User PC's                  Various                    testing          Computing           Mission Critical
         Back-UPS                   APC                        statement        Power Backup        Mission Critical


Office Electronic Equipment
===========================
Xerox Fax machine                   Xerox                      statement        Faxing              Mission Critical

Xerox Copy machine                  Xerox                      statement        Copying             Mission Critical

Printers                            Hewlett                    statement        Printing            Mission Critical
                                    Packard

All of the above listed non-IT systems have been verified in statements by their respective manufacturer's to be either Year 2000 ready or functionary regardless of date.

NorStar has completed their testing for Year 2000 for both IT and non-IT systems. The results necessitate a finding that there are no remaining phases or testing procedures.

III. Testing

         NorStar internal systems have been tested and all mission critical systems are Y2K compliant. For software, patches were installed for Windows 95, and 98, to ensure compliance. All other critical software has been confirmed Y2K ready from the respective vendors.

IV.  Action Plan

         (a) NorStar will identify and inventory all electronic equipment;
         (b) NorStar will assess all identified items for Y2K flaws;
         (c) NorStar Mission Critical systems including hardware and software will be tested and evaluated;
         (d) NorStar will develop and implement a strategy to test, repair or replace all affected systems;
         (e) Y2K compliance documentation will be created by NorStar; and
         (f) NorStar will implement contingency plans to protect the business

         As details regarding preparedness become available for both internal and external systems, the Company will determine where potential problems might exist. A list of potential alternatives will be compiled that provide similar services.

V.   Conclusion

         Based on the information provided from NorStar internal and external research NorStar is confident that it is adequately prepared to handle the Y2K problem on January 1, 2000 and beyond.


Item 3.  Description of Property

                  NorStar's place of business is located at 6365 N.W. 6th Way, Fort Lauderdale, Florida 33309. The premises is described as a CBS and steel class A building/shared executive suite. NorStar subleases approximately 900 square feet on a month to month tenancy from American Network Realty.

         Item 102 (a) 1. Small Business Issuer engaged in significant mining operations:

         NorStar acquired 680 acres (17 gold mining claims) in Nevada and is seeking a joint venture partner to work the claims.*

Description of Property pursuant to Guide 7, section 229.801(g) and section 229.802(g)

         The seventeen (17) lode claims are located in the Gold Mountain Mining District of Esmeralda County, Nevada. Esmeralda County is noted only for its mining industry. The mines located on the edge of Goldfield, Nevada have continued to operate on a limited basis until the end of March 1992 when the Black Hawk mine closed its underground operations. There continues to be several leach operations in full swing.

Claim Location

         The seventeen (17) un-patented claims are located 180 miles north of Las Vegas, Nevada on state Highway 95 to Lida Junction, the south to Gold Point then south by southeast approximately 8 miles. The claims are situated in Township 8S, Range 41, Sections 11, 14, and 22. The Eastern Group (7 claims) is located at the elevation of 6,500 to 7,000 feet and is the most mountainous area. The Western Group (10 claims) is located on a gentle rolling terrain for the most part. In either case walking is the only way to gain access to the greatest portion of the claims.

         Geology

         The rock is primarily Tertiary age quartz monzonite. There are several visible fault zones and you find that they contain quartz veins and stringers. Mineralization is easily located on most of the claims and there appear to be several areas that should be excellent prospects for geologic exploration. There exists on the claims one (1) 250 foot adit with mineralization showing and four
(4) shafts. The deepest shaft is located on the Western Group of claims and has been plumbed to 185 feet. Some of the underground workings have been mapped prior to it filling with water.

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Climate

         The climate is arid, dry and hot in summertime and windy and cold November through January. However, snowfall is limited and in most cases would not interfere with mining operations.

Ore Dumps

         There is a 2500 ton dump located near the main shaft. Sampling of this dump shows that the ore lends itself to the leaching process for recovery of gold and silver. The gold in this area runs .997 fine. There are also several other smaller ore dumps scattered among the claims. Since ore is not complex it can be easily extracted by the leaching method or can be transported to a mill for crushing and processing.

Conclusions

         Over the years estimates of ore reserves have been made by several geologists and mining engineers. Donald R. McGregor stated in his report that by just stripping the mountain on which the main shaft is located would open up approximately three and one-half million (3,500,000) tons of ore with an average grade of .116 ounces gold per ton and .23 ounces of silver per ton. The gross value of this area alone calculates out to over $146,000,000. Using $350.00/oz. gold and $5.00/oz silver.

         This does not take into account the eastern group of claims. The assays from this area range from .43 ounces gold and 2.26 ounces silver per ton to .83 ounces gold and 14.06 ounces silver per ton. An extensive core drilling program in this area could easily produce triple the values calculated for the western group of claims.

         The recovery cost for strip mining and heap leach is about $180 per ounce. Custom milling would run approximately $220 per ounce. A mining operation is deemed feasible particularly since the ore is not complex.

--------------------------------------------------------------------------------
         *The aforementioned investments in gold mining are for investment purposes only and should not be construed as the core business or core business activity of NorStar.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a)               Security Ownership of Certain Beneficial Owners

         -------------------------------------------------------------------------------------------------
         Title of          Name and address                 Amount and nature          Percentage of
         class             of beneficial owners             of beneficial ownership    class
         -------------------------------------------------------------------------------------------------
         Common Stock      Balallan Limited[1]              2,992,000 shares           19.3%
                           50 Broadway, Suite 2300
                           New York, N.Y. 10004
         -------------------------------------------------------------------------------------------------

         Common Stock      Delta Capital, LLC[1]            1,408,000 shares           9.0%
                           1001 Cambridge Square # C
                           Alpharetta, GA 30004
----------------------------------------------------------------------------------------------------------

[1] The listed beneficial owners have no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

(b)               Security Ownership of Management

         -------------------------------------------------------------------------------------------------
         Title of          Name and address                 Amount and nature          Percentage of
         class             of beneficial owners             of beneficial ownership    class
         -------------------------------------------------------------------------------------------------
         Common Stock      Harry F. DiFrancesco[1]          1,500,000 shares           9.7%
                           6365 N.W. 6th Way, Suite 160
                           Fort Lauderdale, Fl 33309
         -------------------------------------------------------------------------------------------------
         Common Stock      Andrew Peck[1]                   200,000                    1.29%
                           6365 N.W. 6th Way, Suite 160
                           Fort Lauderdale, Fl 33309
         -------------------------------------------------------------------------------------------------
         Common Stock      Jay Sanet[1]                     125,000                    .8%
                           6365 N.W. 6th Way, Suite 160
                           Fort Lauderdale, Fl 33309
         -------------------------------------------------------------------------------------------------
         Common Stock      Maynard Neil Aboguv[1]           50,000                     .3%
                           6365 N.W. 6th Way, Suite 160
                           Fort Lauderdale, Fl 33309
         -------------------------------------------------------------------------------------------------
         Common Stock      Jerry Saver[1]                   25,000                     .2%
                           6365 N.W. 6th Way, Suite 160
                           Fort Lauderdale, Fl 33309
         -------------------------------------------------------------------------------------------------

         [1] The listed beneficial owners have no right to acquire any shares within 60 days of the date of thus Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

(c)               Change in Control

         There are no arrangements, including any pledge by any person of securities of NorStar or any of its parents, the operation of which may at a subsequent date result in a change in control of the registrant.

Item 5. Directors, Executive Officers, Promoters and Control Persons
--------------------------------------------------------------------------------

Name                      Age      Title             Directorship        Five Years Business Experience
----                      ---      -----             ------------        ------------------------------
Harry F. DiFrancesco      73       President         Chairman of Bd*     In 1965 Mr. DiFrancesco was Chairman, CEO and
                                                                         President of DiFrancesco Construction Company.
                                                                         From 1970 to 1975, Mr. DiFrancesco established and
                                                                         operated a shoe manufacturing company in Brazil.
                                                                         From 1979 to 1988, Mr. DiFrancesco was Chairman
                                                                         of the Board of International Jewelry Manufacturing
                                                                         Corp. an importer and wholesaler of diamonds.  Mr.
                                                                         DiFrancesco has more than 40 years of business
                                                                         experience in real estate development, importing and
                                                                         jewelry manufacturing and sales
------------------------------------------------------------------------------------------------------------------------------------
Andrew S. Peck            54       V.P. of Finance   Dir. & Secretary*   Since 1990, Mr. Peck has served as President and
                                                                         Senior Financial Specialist for Financial Support
                                                                         Services, Inc.  Mr. Peck has more than 20 years of
                                                                         experience in corporate finance, planning, project
                                                                         analysis and systems development.
------------------------------------------------------------------------------------------------------------------------------------
Maynard Neil Aboguv       55       VP of Sales Mgmt  Director*           Mr. Aboguv has over 15 years of experience as a sales
                                                                         representative and manager for various companies
                                                                         representing several industries.
------------------------------------------------------------------------------------------------------------------------------------
Jerry R. Saver            52       V.P. of Sales     Director*           Mr. Saver has over 20 years of extensive sales and
                                                                         marketing experience.

------------------------------------------------------------------------------------------------------------------------------------
Jay Sanet                 49       V.P. Corp Dev.    Director*           Mr. Sanet has served as a Director since December,
                                                                         1998.  From 1996 to 1998, Mr. Sanet was a branch
                                                                         manager for First National Equity Group.  In 1995 Mr.
                                                                         Sanet was a branch manager for Vision Investment
                                                                         Group.  From 1994 to to 1995 Mr. Sanet was a
                                                                         registered representative for Myers, Pollack & Robin.
                                                                         He actively assists the Company in identifying and
                                                                         exploring merger candidates.
------------------------------------------------------------------------------------------------------------------------------------

         *Each Director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

         The directors of NorStar hold no other directorship in any other reporting company. NorStar does not have anyone that it would classify as a significant employee. There are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

(A)      Involvement in Certain Legal Proceedings: None


Item 6. Executive Compensation

------------------------------------------------------------------------------------------------------------------

Fiscal Year       Name of             Capacity in             Salaries, Fees    Bonuses          Deferred
-----------       -------             -----------             --------------    -------          --------
                  Individual          which served            & Commissions                      Compensation
                  ----------          ------------            -------------                      ------------

1999              Harry DiFrancesco*  Pres. & Dir                 $0.00

                  Jay Sanet*          V.P. & Dir.                 $0.00

                  Andrew S. Peck*     Sect, Treas. & Dir          $0.00

                  Jerry  R. Saver*    V.P. Asst Sect & Dir        $0.00

                  Maynard N. Abguv*   V.P. & Dir.                 $0.00
------------------------------------------------------------------------------------------------------------------

         * The Company has paid no compensation to any of its named executive officers and directors. In lieu of compensation the officers and directors received shares of NorStar Common Stock


Item 7. Certain Relationships and Related Transactions

(a)     Transactions With Management and Others: None


(b)     Certain Business Relationships: None

                                   Part II

Item 8. Legal Proceedings
------------------------------------------------------------------------------------------------------------------------------------

Name of Court                Date Proceeding     Principal Parties          Description of Facts             Relief Sought
-------------                ---------------     -----------------          --------------------             -------------
                             Began                                                                           Or Action Taken
                             -----                                                                           ---------------
------------------------------------------------------------------------------------------------------------------------------------
Circuit Court in               03/19/98         Knight & Reich v.          This is a lawsuit pertaining       Joint Stipulation of
and for the 12th Judicial                       MTC, JBA and NorStar       to medical records                 Dismissal agreed to
Circuit in and for Lee
County Florida
------------------------------------------------------------------------------------------------------------------------------------
Circuit Court in               03/20/98         NorStar, et al. v. Agolli  Lawsuit for injunctive relief      Injunctive Relief
and for the 12th Judicial                       Ginoli, Reich and Knight   counterclaim filed for unpaid      Joint agreement
Circuit in and for Lee                                                     wages and benefits                 Stipulation to Dismiss
County Florida                                                                                                Action and
                                                                                                              Counterclaim
------------------------------------------------------------------------------------------------------------------------------------
Circuit Court in               06/24/98         JBA and NorStar v.         Lawsuit seeking to enforce         Agreed to Joint
and for the 12th Judicial                       Ginoli and Agolli          non-compete agreement              Stipulation to
Circuit in and for Lee                                                                                        Dismissal of action
County Florida
------------------------------------------------------------------------------------------------------------------------------------
Circuit Court in               03/31/98         Agolli, Ginoli et al. v.   Action for unpaid wages            Stipulation of
and for the 12th Judicial                       NorStar, JBA et. al.       and benefits. Counterclaim         Dismissal agreed
Circuit in and for Lee                                                     for breach of contract, breach     to between all
County Florida                                                             of fiduciary duty, and for civil   Parties
                                                                           theft

Item 9.  Market for Common Equity and Related Stockholder matters

         NorStar's common stock is currently traded on the Over-The-Counter Electronic Bulletin Board("OTCBB"). The Company is presently not required to file reports with the SEC pursuant to the Exchange Act. However, under the new OTC Eligibility Rule, effective January 4, 1999, companies whose securities are quoted on the OTCBB will be required to file periodic reports with the SEC to continue quoting their securities (the "Eligibility Rule"). In order to comply with the Eligibility Rule, most companies will register their securities under the Exchange Act on Form 10 or (Form 10-SB if a small business issuer, as is the case for NorStar). The Eligibility Rule currently provides that an issuer reach "no comment" status prior to its scheduled phase-in date in order to avoid being delisted. NorStar's scheduled phase-in date is February 2000. No assurance can be given that the application made will be approved in time to maintain its registration on the OTCBB which could adversely effect the trading volume as well as the price of its common shares.

                  The high and low bid sales prices for the equity for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included are as follows:

---------------------------------------------------------------------------------------------------------------------------------
Year     Quarter           High Bid         Low Bid           Year     Quarter          High Bid          Low Bid
----     -------           --------         -------           ----     -------          --------          -------
1998     1st               15/16            1/4               1999     1st              15/16             1/4
1998     2nd               5/16             3/16              1999     2nd              13/16             0.20
1998     3rd               1 3/16           3/16              1999     3rd              13/16             0.20
1998     4th               3/8              1/8               1999     4th              7/16              0.24

--------------------------------------------------------------------------------


         (b) The approximate number of shareholders of record of NorStar Common Stock is 232. NorStar has not paid dividends on its capital stock and does not anticipate that it will do so in the foreseeable future. NorStar intends to retain any future earnings for reinvestment in its business. Payments of dividends in the future will depend upon NorStar's growth, profitability, financial condition and other factors that NorStar's Board of Directors may deem relevant.

Item 10. Recent Sales of Unregistered Securities

         In May, 1999, NorStar sold 4,400,000 shares of its Common Stock, $.001 par value at $.125 per share. This offering was made pursuant to Rule 504 of Regulation D as promulgated under the Securities Act of 1933 as amended effective April 7, 1999. These securities were issued as follows: 2,992,000 to Balallan Limited and 1,408,000 to Delta Capital.

         (e) Not Applicable

         (f) The proceeds to NorStar from the sale of the Common Stock offering, were approximately $550,000. Approximately $80,000 of the net proceeds of this offering are to be utilized to comply with the OTC Eligibility Rule, approximately $250,000 for web site development, $100,000 for software development, and $120,000 for working capital and general corporate purposes. The foregoing represents NorStar best estimate of its allocation of the net proceeds of this offering based upon the current state of its business operations, its current plans, and current economic and industry conditions and is subject to a reapportionment of proceeds among the categories listed above or to new categories. Until used, NorStar intends to invest the net proceeds from this offering in short-term interest bearing, investment grade securities, certificates of deposit or guaranteed obligations of the United States of America.

Item 11. Description of Securities

         The authorized capital stock of NorStar consists of 150,000,000 shares of Common Stock, par value $0.01 of which 15,493,825 shares are issued and outstanding on the date hereof. All outstanding shares of Common Stock are fully paid and non-assessable.

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of NorStar. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of the dissolution, liquidation or winding-up of NorStar, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all of the liabilities of NorStar. Shareholders are not entitled to accumulate their votes in any election. Holders of Common Stock have no preemptive rights or other rights to subscribe or convert shares of Common Stock into other securities.

         The Company has authorized 1,000,000 shares each of Class A convertible preferred securities and Class B preferred securities. No shares of either class have been issued and no shares of either class are reserved for any purpose. The holders of Class A convertible preferred stock shall be entitled to receive in each year out of the surplus net profits of the corporation a fixed yearly dividend of Ten percent (10%), payable as may be authorized by the directors, before any dividend is set apart or paid on the common stock. The dividends upon the Class A stock are cumulative. The Class A preferred stock is non-voting. Each holder of record of Class A convertible preferred stock may at any time or from time to time, in such holder's sole discretion and at such holder's option, convert any whole number of such holder's Class A preferred stock into fully paid and nonassessable Common Stock at the conversion ratio of Five (5) shares of Common Stock for each One (1) share of Class A preferred stock.

         In the event of any liquidation or dissolution or winding up, whether voluntary or involuntary, the holders of Class A preferred stock shall be entitled to be paid in full both the par amount of their shares and the unpaid dividend accrued, before any amount shall be paid to the holders of other stock.

         The Company has authorized 1,000,000 shares of Class B preferred stock. The holders of Class B preferred stock shall be entitled to receive in each year out of the surplus net profits of the corporation a fixed yearly dividend of Ten Percent (10%) payable as may be authorized by the Directors, before any dividend shall be set apart or paid on the common stock. The dividends on the Class B preferred stock are cumulative. The Class B preferred stock is non-voting stock.

         In the event of any liquidation dissolution or winding up, whether voluntary or involuntary, the holders of Class B preferred stock shall be entitled to be paid in full both the par amount of their shares and the unpaid dividends accrued, before any amount shall be paid to the holders of the Common Stock.

         In the event of any liquidation or dissolution or winding up, whether voluntary or involuntary, after the payment to the holders of Common Stock of its par value the remaining assets and funds shall be divided pro rata among the holders of all classes of capital stock.

Item 12. Indemnification of Directors and Officers

          The official Code of Utah annotated authorizes NorStar to indemnify its directors, offices and agents in certain circumstances. Utah law provides that indemnification will be disallowed in any proceeding in which the director is adjudged liable to NorStar: (i) for any appropriation, in violation of the director's duties, of any business opportunity of NorStar, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law,
(iii) for the types of liability under Code, or (iv) for any transaction from which the director derived an improper personal benefit.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, management of NorStar has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    Part F/S

Item 13. Financial Statements

         See attached unaudited condensed, consolidated financial statements of NorStar and related financial notes which are included in this registration statement.


Item 14. Changes In and Disagreement with Accountants on Accounting and Financial Disclosure

         Not Applicable

                     NorStar Group, Inc. and Subsidiaries


                        Index to Financial Statements
                        -----------------------------


                                                                        PAGE
                                                                        ----

Report of Independent Public Accountants                                 F-2

Consolidated Balance Sheets
   December 31, 1998 and September 30, 1999 (Unaudited)                  F-3

Consolidated Statements of Operations
   Years Ended  December 31, 1998 and 1997 and Nine Months
   Ended  September  30, 1999 and 1998 (Unaudited)                       F-4

Consolidated Statements of Stockholders' Equity (Deficiency)
   Years Ended December 1998 and 1997 and Nine Months Ended
   September 30, 1999 (Unaudited)                                        F-5

Consolidated Statements of Cash Flows
   Years Ended  December 31, 1998 and 1997 and Nine Months
   Ended  September  30, 1999 and 1998 (Unaudited)                       F-6

Notes to Consolidated Financial Statements                             F-7/12




                                      * * *

                   Report of Independent Public Accountants
                   ----------------------------------------


To the Board of Directors and Stockholders
NorStar Group, Inc.


We have audited the accompanying consolidated balance sheet of NorStar Group, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorStar Group, Inc. and Subsidiaries as of December 31, 1998, and their results of operations and cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.




                                                      J.H. Cohn LLP


Roseland, New Jersey
October 6, 1999

                     NorStar Group, Inc. and Subsidiaries

                         Consolidated Balance Sheets
             December 31, 1998 and September 30, 1999 (Unaudited)



               Assets                                        1998             1999
               ------                                     -----------     ----------
                                                                          (Unaudited)

Current assets:
   Cash                                                                   $  422,524
   Prepaid expenses
                                                                          ----------
       Total current assets                                                  422,524

Capitalized software development costs                                        28,823
Mineral rights, at estimated net realizable value          $       -            -
                                                           ------------  -----------

       Totals                                              $       -     $   451,347
                                                           ============  ===========


                     Liabilities and Stockholders' Equity (Deficiency)

Current liabilities:
   Accrued expenses                                        $        959
   Noninterest bearing demand notes payable to
       stockholders                                             225,915  $   192,843
   Consulting fees payable                                      140,000
                                                           ------------  -----------
       Total liabilities                                        366,874      192,843
                                                           ------------  -----------

Commitments
Stockholders' equity (deficiency):
   Class A convertible preferred stock, par value $10 per
     share; 1,000,000 shares authorized; none issued               -            -
   Class B preferred stock, par value $10 per share;
     1,000,000 shares authorized; none issued                      -            -
   Common stock, par value $.01 per share; 150,000,000
     shares authorized; 4,164,825 and 15,493,825 shares
     issued and outstanding                                      41,648      154,938
   Additional paid-in capital                                 2,751,655    5,407,590
   Accumulated deficit                                       (3,160,177)  (5,304,024)
                                                            -----------  -----------
       Total stockholders' equity (deficiency)                 (366,874)     258,504
                                                            -----------  -----------

       Totals                                               $      -     $   451,347
                                                            ===========  ===========


See Notes to Consolidated Financial Statements.

                      NorStar Group, Inc. and Subsidiaries

                      Consolidated Statements of Operations
                   Years Ended December 31, 1998 and 1997 and
                  Nine Months Ended September 30, 1999 and 1998
                                   (Unaudited)



                                           Years Ended            Nine Months Ended
                                           December 31,             September 30,
                                           ------------             -------------
                                         1998        1997         1999        1998
                                         ----        ----         ----        ----
                                                                     (Unaudited)
Revenues                              $     -     $     -     $      -     $     -
                                      ----------  ----------  -----------  ----------

Operating expenses:
   Selling                                79,080      83,194       11,944     69,153
   General and administrative            361,780     248,587    2,131,903    313,985
                                      ----------  ----------  -----------  ---------
     Totals                              440,860     331,781    2,143,847    383,138
                                      ----------  ----------  -----------  ---------

Loss from continuing operations         (440,860)   (331,781)  (2,143,847)  (383,138)
                                      ----------  ----------  -----------  ---------

Discontinued medical operations:
   Loss from operations                 (201,617)                           (199,931)
   Loss on disposal                     (347,500)                           (347,500)
                                      ----------                           ----------

Loss from discontinued operations       (549,117)                           (547,431)
                                      ----------                           ---------

Net loss                               $(989,977)  $(331,781) $(2,143,847) $(930,569)
                                       =========   =========  ===========  =========


Basic net loss per common share:
   Loss from continuing operations         $(.13)      $(.14)       $(.22)     $(.12)
   Loss from discontinued operations        (.16)                               (.18)
                                           -----       -----        -----      -----

   Net loss                                $(.29)      $(.14)       $(.22)     $(.30)
                                           =====       =====        =====      =====

Basic weighted average common
   shares outstanding                  3,378,168   2,384,017    9,659,329  3,119,981
                                       =========   =========    =========  =========

See Notes to Consolidated Financial Statements.

                    NorStar Group, Inc. and Subsidiaries

        Consolidated Statements of Stockholders' Equity (Deficiency) Years Ended December 31, 1998 and 1997 and Nine Months Ended
                       September 30, 1999 (Unaudited)


                                           Common Stock             Additional
                                        Number of                     Paid-in         Subscription      Accumulated
                                         Shares      Amount           Capital          Receivable         Deficit           Total
                                         ------      ------           -------          ----------         -------           -----

Balance, January 1, 1997             2,301,117      $  23,011      $1,626,210                          $(1,838,419)    $  (189,198)

Shares issued for:
   Purchase of business                300,000          3,000         244,500                                              247,500

   Services                            100,000          1,000          99,000                                              100,000

Proceeds from sale of shares           150,295          1,503         323,497                                              325,000

Subscription to purchase 34,000
   shares                                                 340          84,660           $(85,000)

Net loss                                                                                                   (331,781)      (331,781)
                                     ---------      ---------       ---------          ---------          ---------      ---------

Balance, December 31, 1997           2,851,412         28,854       2,377,867            (85,000)        (2,170,200)       151,521

Issuance of shares upon receipt
   of proceeds from subscription
   receivable                           34,000                                            85,000                            85,000

Shares issued for professional
   and other services and em-
   ployee compensation               1,222,288         12,223         316,334                                              328,557

Proceeds from sale of shares            57,125            571          57,454                                               58,025

Net loss                                                                                                   (989,977)      (989,977)
                                     ---------      ---------       ---------          ---------          ---------      ---------

Balance, December 31, 1998           4,164,825         41,648       2,751,655               -            (3,160,177)      (366,874)

Issuance of shares for payment
   of consulting fees payable          200,000          2,000         138,000                                              140,000

Shares issued for professional
   and other services and
   employee compensation             6,701,500         67,015       2,012,210                                            2,079,225

Proceeds from sale of shares         4,427,500         44,275         505,725                                              550,000

Net loss                                                                                                 (2,143,847)    (2,143,847)
                                     ---------      ---------       ---------          ---------          ---------      ---------

Balance, September 30, 1999         15,493,825       $154,938      $5,407,590           $   -           $(5,304,024)    $  258,504
                                    ==========      =========       =========          =========        ===========     ==========


See Notes to Consolidated Financial Statements.

                    NorStar Group, Inc. and Subsidiaries

                    Consolidated Statements of Cash Flows
                 Years Ended December 31, 1998 and 1997 and
                Nine Months Ended September 30, 1999 and 1998
                                 (Unaudited)

                                                                 Years Ended                            Nine Months Ended
                                                                 December 31,                             September 30,
                                                        -----------------------------            --------------------------------
                                                             1998             1997                   1999               1998
                                                        -------------    ------------            -------------      -------------
                                                                                                          (Unaudited)
Operating activities:
   Net loss                                               $(989,977)       $(331,781)             $(2,143,847)         $(930,569)
   Adjustments to reconcile net loss to
      net cash used in operating activities:
      Services, compensation and other
        expenses paid through the
        issuance of common stock                            328,557          100,000                2,079,225            275,368
      Write-off of goodwill attributable to
        discontinued operations                             347,500                                                      347,500
      Changes in operating assets and lia-
        bilities - accrued expenses                             959             (328)                    (959)               738
                                                        -------------    ------------            -------------      -------------
         Net cash used in operating
             activities                                    (312,961)        (232,109)                 (65,581)          (306,963)
                                                        -------------    ------------            -------------      -------------

Investing activities:
   Cash paid in connection with purchase
      of business                                                           (100,000)
   Software development costs capitalized                                                             (28,823)
                                                                         ------------            -------------
          Net cash used in investing
             activities                                                     (100,000)                 (28,823)
                                                                         ------------            -------------

Financing activities:
   Net proceeds from issuance of common
      stock, including proceeds from pay-
      ments of subscriptions receivable                     143,025          325,000                  550,000            140,000
   Proceeds from issuance of notes pay-
      able to stockholders                                  161,495           15,550                  (33,072)           158,522
                                                         -------------    ------------            -------------     -------------
          Net cash provided by financing
             activities                                     304,520          340,550                  516,928            298,522
                                                         -------------    ------------            -------------     -------------

Net increase (decrease) in cash                              (8,441)           8,441                  422,524             (8,441)

Cash, beginning of period                                     8,441             -                        -                 8,441
                                                        -------------    ------------            -------------     -------------

Cash, end of period                                     $      -         $     8,441             $    422,524      $        -
                                                        =============    ============            =============     =============

Supplemental disclosure of cash flow information:
   Income taxes paid                                    $      -         $      -                $       -         $        -
                                                        =============    ============            =============     =============
   Interest paid                                        $      -         $      -                $       -         $        -
                                                        =============    ============            =============     =============

See Notes to Consolidated Financial Statements.

                     NorStar Group, Inc. and Subsidiaries

                  Notes to Consolidated Financial Statements
        (Information as of September 30, 1999 and for the Nine Months
               Ended September 30, 1999 and 1998 is Unaudited)


Note 1 - Business:
           NorStar Group, Inc. ("NorStar") was originally incorporated in the State of Utah during March 1961 as Florist Accounting Services, Inc. (the name Florist Accounting Services, Inc. was changed to Luxor Group N.S. Inc. during 1971 and to NorStar Group, Inc. during 1992). As used herein, the "Company" refers to NorStar or NorStar together with VeeAreCity.com, Inc. ("VeeAreCity"), its only subsidiary as of September 30, 1999, and/or certain other subsidiaries that have been acquired and disposed of by NorStar.

           The Company was originally organized as a finance company that was primarily engaged in factoring accounts receivable for florists in Utah. However, the Company was unable to develop profitable financing operations, and it became substantially inactive until April 1992. During the period from April 1992 through September 30, 1999, the Company acquired and/or began to develop, and disposed of, several businesses and certain other investments. As of September 30, 1999, the Company, was attempting to develop an Internet business through VeeAreCity and was holding an investment in mineral rights, as further described below. During the years ended December 31, 1998 and 1997, the Company bought and abandoned a medical business (see Note
           3).

           In 1998, the Company began the development of its Internet business which involves the creation of a portal to a cyber-city, online community of "One Stop Shopping" for products, entertainment, education and business services. The portal is intended to provide the subscriber/member with access to several web browsers, a directory of thousands of stores, three dimensional virtual reality ("VR") chat rooms, forums and game rooms, a VR dating service, VR business conference rooms, specialty advertising rooms with VR activities and global e-mail services that can be accessed through the web anywhere in the world. The Company intends to generate revenues from this business primarily through the sale of annual memberships to consumers who will be offered discounts on products and services through a provider network to be developed by the Company.

           As of September 30, 1999, the Company also held the mineral rights attributable to 17 claims that were acquired on April 29, 1992 for gold mines located in the Gold Mountain mining district of Esmeralda County, Nevada (see Note 4). However, management does not expect mining operations to become one of the Company's core businesses. Management is attempting to find a joint venture partner to assist the Company in developing these claims. If a joint venture partner cannot be found, management expects that the Company will continue to hold the claims as an investment.

                      NorStar Group, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements
          (Information as of September 30, 1999 and for the Nine Months
                 Ended September 30, 1999 and 1998 is Unaudited)

Note 2 - Summary of significant accounting policies:
           Principles of consolidation:
              The accompanying consolidated financial statements include the accounts of NorStar and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

           Use of estimates:
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

           Software development costs:
              Pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company is required to charge the costs of creating a computer software product to research and development expense as incurred until the technological feasibility of the product has been established; thereafter, all related software development and production costs are required to be capitalized.

              Commencing upon the initial release of a product, capitalized software development costs and any costs of related purchased software are generally required to be amortized over the estimated economic life of the product based on current and estimated future revenues. Thereafter, capitalized software development costs and costs of purchased software are reported at the lower of unamortized cost or estimated net realizable value. Due to the inherent technological changes in the software development industry, estimated net realizable values or economic lives may decline and, accordingly, the amortization period may have to be accelerated.

              Charges to research and development expenses for software development costs incurred prior to the establishment of technological feasibility were not material in the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997.

           Impairment of long-lived assets:
              The Company has adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). Under SFAS 121, impairment losses on long-lived assets, such as goodwill and capitalized software costs, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

                     NorStar Group, Inc. and Subsidiaries

                  Notes to Consolidated Financial Statements
        (Information as of September 30, 1999 and for the Nine Months
               Ended September 30, 1999 and 1998 is Unaudited)

Note 2 - Summary of significant accounting policies (continued):
           Advertising:
              The Company expenses the cost of advertising and promotions as incurred. Advertising costs, which are included in selling expenses and charged to operations, were immaterial for the nine months ended September 30,1999 and the years ended December 31, 1998 and 1997, respectively.

           Income taxes:
              The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

           Net earnings (loss) per share:
              The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. The Company did not have any potentially dilutive common shares outstanding during the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997.

              All reference as to numbers of shares of common stock have been retroactively adjusted as appropriate for a 1-for-5 reverse split approved by the board of directors and the stockholders of the Company on April 1, 1998.

           Recent accounting pronouncements:
              The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of December 31, 1998 and September 30, 1999 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect as of December 31, 1998 and/or September 30, 1999.

                      NorStar Group, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements
          (Information as of September 30, 1999 and for the Nine Months
                 Ended September 30, 1999 and 1998 is Unaudited)


Note 2 - Summary of significant accounting policies (concluded):
           Unaudited interim financial statements.
              In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of the Company as of September 30, 1999, its results of operations and cash flows for the nine months ended September 30, 1999 and 1998 and its changes in stockholders' equity (deficiency) for the nine months ended September 30, 1999. Pursuant to rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the unaudited consolidated financial statements unless significant changes have taken place since the end of the most recent fiscal year.

              The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results of operations for the full year ending December 31, 1999.


Note 3 - Purchase and disposal of medical operations:
           On December 10, 1997, the Company consummated the acquisition of 100% of the issued and outstanding shares of common stock of JBA Medical Management, Inc. ("JBA Medical") for total consideration of $347,500 comprised of $100,000 which was paid in cash and the issuance of 300,000 shares of the Company's common stock with an estimated fair value of $247,500. The issuance of the shares was a noncash transaction that is not reflected in the accompanying consolidated statement of cash flows for the year ended December 31, 1997.

           JBA Medical was the operator of a medical clinic in Ft. Meyers, Florida and had planned to open additional clinics in various other locations in Florida. The Company was required to account for the acquisition of JBA Medical pursuant to the purchase method of accounting. Pursuant to a plan adopted by its board of directors, the Company discontinued and abandoned its medical operations in the first quarter of 1998. Accordingly, the results of the Company's medical operations have been included in the accompanying consolidated statements of operations for the period from the date of acquisition until the operations were abandoned and comprise its loss from discontinued operations for the year ended December 31, 1998.

           As of the date of acquisition, JBA Medical did not have any material tangible or intangible assets or liabilities. Accordingly, the cost of the acquisition of $347,500 was allocated to goodwill. The loss on disposal of discontinued operations in 1998 is attributable to the write-off of the goodwill as a result of the abandonment of the medical operations. Revenues from discontinued medical operations totaled approximately $182,000 in 1998.

                      NorStar Group, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements
          (Information as of September 30, 1999 and for the Nine Months
                 Ended September 30, 1999 and 1998 is Unaudited)


Note 3 - Purchase and disposal of medical operations (concluded):
           Unaudited pro forma information showing the Company's results of operations for the years ended December 31, 1998 and 1997 assuming the acquisition of JBA Medical had been consummated at the beginning of each year has not been presented since such assumption would not have a material effect on the results of the Company's continuing operations.


Note 4 - Investment in mineral rights:
           The Company acquired the mineral rights attributable to its gold mining claims (see Note 1) on April 29, 1992 for shares of common stock with a fair value of $400,000. The Company also entered into an agreement whereby it became obligated to pay total fees of $200,000 to the former owner for consulting services that were to be provided over the five year period subsequent to the acquisition. As explained in Note 1, management has been attempting to find a joint venture partner to assist the Company in developing these claims.

           Although management is still attempting to find a joint venture partner, it determined that the investment in the mineral rights had been impaired based on the inability to find a joint venture partner and the uncertainties related to the Company's ability to generate profitable mining operations and, as a result, the Company wrote off the carrying value of the investment and the unamortized cost attributable to the consulting fees in 1996.

           During the nine months ended September 30, 1999, the Company paid the remaining carrying value of its obligation under the consulting agreement of $140,000 by issuing 200,000 shares of common stock to the former owner of the mineral rights with an approximate fair value of $140,000. The issuance of the shares was a noncash transaction that is not reflected in the accompanying consolidated statement of cash flows for the nine months ended September 30, 1999.


Note 5 - Income taxes:
           As of September 30, 1999, the Company had net operating loss carryforwards of approximately $5,304,000 available to reduce future Federal taxable income which will expire at various dates through 2019. The Company had no other material temporary differences as of that date. Due to the uncertainties related to, among other things, the changes in the ownership of the Company, which could subject those loss carryforwards to substantial annual limitations, and the extent and timing of its future taxable income, the Company offset the deferred tax assets attributable to the potential benefits of approximately $2,122,000 from the utilization of those net operating loss carryforwards by an equivalent valuation allowance as of September 30, 1999.

                      NorStar Group, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements
          (Information as of September 30, 1999 and for the Nine Months
                 Ended September 30, 1999 and 1998 is Unaudited)


Note 5 - Income taxes (concluded):
           The Company had also offset the potential benefits from net operating loss carryforwards of approximately $1,264,000, $868,000 and $735,000 by equivalent valuation allowances as of December 31, 1998, 1997 and 1996, respectively, and $1,240,000 as of September 30, 1998. As a result of the increases in the valuation allowance of $396,000 and $133,000 during the years ended December 31, 1998 and 1997, respectively, and $858,000 and $372,000 during the nine months ended September 30, 1999 and 1998, respectively, no credits for income taxes are included in the accompanying consolidated statements of operations.


Note 6 - Concentrations of credit risk:
           Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash in bank deposit and other accounts the balances of which, at times, may exceed Federally insured limits. At September 30, 1999, such cash balances exceeded Federally insured limits by $322,524. Exposure to credit risk is reduced by placing such deposits in major financial institutions that have high credit ratings.


Note 7 - Fair value of financial statements:
           The Company's material financial instruments at September 30, 1999 for which disclosure of estimated fair value is required by certain accounting standards consisted of cash and notes payable to stockholders. In the opinion of management, cash was carried at fair value because of its liquidity. Because of the relationship of the Company and its stockholders, there is no practical method that can be used to determine the fair value of the notes payable to stockholders.

Note 8 - Preferred stock:
           The Company's Articles of Incorporation authorize the issuance of up to 1,000,000 shares of Class A preferred stock and 1,000,000 shares of Class B preferred stock. No shares of preferred stock had been issued as of September 30, 1999. Each share of Class A and Class B preferred stock is nonvoting; is entitled to an annual dividend, as may be declared by the Company's board of directors, of 10% that is cumulative; has a par value of $10 per share; and has a preference in liquidation equal to its par value plus all declared but unpaid dividends. Each share of Class A preferred stock is convertible at any time into five shares of the Company's common stock.


                                      * * *

                                    Part III

Item 15.  Financial Statements And Exhibits

                                 Other Exhibits



Exhibits

3.1      Articles of Incorporation as filed with the Utah Secretary of State

3.1(i)   By-laws

3.1(ii)  Specimen Stock Certificate

4(a)     Certificate of Existence and Good Standing Status

4(b) Certificate to do business as a Foreign Corporation in the State of Florida

10.      Material Contract

27.      Financial Data Work Sheet

                                   Signatures

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         NorStar Group, Inc.
                                         -------------------
                                            (Registrant)

                                         Date: December 7, 1999
                                               --------------------------

                                         By: /s/ Harry DiFrancesco
                                             ----------------------------
                                             Harry DiFrancesco
                                             President & Chairman of the Board